DD 9/13/13

[redacted]

SECURI 13025764 ION

Rec'd 8/27/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2013
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Janaury 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Camden Drive, 4th Floor
(No. and Street)

Beverly Hills, (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

225 W. Illinois Street, (Address) Chicago (City) Illinois (State) 60654 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/27/13

OATH OR AFFIRMATION

I, Richard D. Tabizon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMS Financial Services, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JOHN JUSTIN SHAW
Commission # 1965995
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NMS FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

SS&G

Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NMS Financial Services, LLC
Beverly Hills, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of NMS Financial Services, LLC (formerly J & C Global Securities, LLC) as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Financial Services, LLC, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

This report is being reissued and is replacing the report dated March 14, 2013 to correct Note E "Net capital requirements", and the supplemental schedule "Computation of Net Capital Pursuant to Rule 15c3-1." The auditor's opinion is not modified with respect to that matter. The previously-issued auditors' report dated March 14, 2013 is not to be relied on because the financial statement disclosures were inaccurate, the supplemental schedule was misstated and the previously-issued auditors' report is replaced by this report on the updated financial statement disclosures and supplemental schedule. Note H of the notes to financial statements discusses the change to the net capital requirements.

SS&G, Inc.

July 25, 2013

SS&G

www.SSandG.com

NMS FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	38,672
Accounts receivable, net of allowance of $36,250		25,115
Marketable securities, at fair value		5,600
TOTAL CURRENT ASSETS	$	69,387
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$	4,105
Amount due to clearing broker		33,890
TOTAL CURRENT LIABILITIES		37,995
MEMBERS' EQUITY		31,392
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	69,387

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

		FOR THE YEAR ENDED DECEMBER 31, 2012
REVENUES		
Commissions	$	79,156
Fee income		116,003
TOTAL REVENUES		195,159
OPERATING EXPENSES		
Consulting fees		60,691
Commissions and brokerage fees		59,282
Professional fees		3,500
Office rent		24,196
Regulatory and membership fees		29,618
Bad debt expense		15,000
General and administrative		25,731
TOTAL OPERATING EXPENSES		218,018
OPERATING LOSS		(22,859)
OTHER INCOME		
Unrealized gain on investment		5,600
NET LOSS	$	(17,259)

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

BALANCE – January 1, 2012	$ -
Additions (Deductions)	-
BALANCE – December 31, 2012	$ -

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

BALANCE – January 1, 2012	$ 18,951
Members' contributions	22,500
Members' assumption of tax liability	7,200
Net loss	(17,259)
BALANCE – December 31, 2012	$ 31,392

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED DECEMBER 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(17,259)
Adjustments to reconcile net loss to net cash used by operating activities:		
Unrealized gain on investments		(5,600)
Bad debt expense		15,000
(Increase) decrease in:		
Accounts receivable		(40,115)
Increase (decrease) in:		
Current liabilities		27,162
NET CASH USED BY OPERATING ACTIVITIES		(20,812)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions		22,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		22,500
NET INCREASE IN CASH		1,688
CASH AND CASH EQUIVALENTS – beginning of year		36,984
CASH AND CASH EQUIVALENTS – end of year	$	38,672

SUPPLE MENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

A member of the Company assumed a $7,200 payroll tax liability of the Company.

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

NMS Financial Services, LLC (the Company), formerly known as J & C Global Securities, LLC, is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. From January 1, 2012 through March 1, 2012, the Company was a wholly-owned subsidiary of J & C Global Holdings, Inc. From March 2, 2012 through December 31, 2012, the Company was a wholly-owned subsidiary of NMS FIN Holdings, LLC. The accompanying financial statements include the results of the Company for the year ended December 31, 2012.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

NOTE B – Summary of significant accounting policies, continued

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses. The allowance for doubtful accounts at December 31, 2012 was $36,250.

Income taxes
The Company is formed as a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to the members and reported on their income tax return. The Company is not required to file a tax return in the federal or Nevada jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2009.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2012 and July 25, 2013, which is the date that the financial statements were available to be issued.

NOTE C – Fair value measurements

The Company follows the provisions of Accounting Standards Codification 820, *Fair Value Measurements* (ASC 820). This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

NOTE C – Fair value measurements, continued

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2012 include trading investments. The Company determines the fair values of the trading securities using quoted market prices.

All of the Company's investments are Level 1.

In accordance with ASC 820, the following tables represent the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

	Fair Value Measurements as of December 31, 2012			
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities	$ 5,600	$ 5,600	$ -	$ -

NOTE D – Related party transactions and concentration risk

The Company earned $90,000 during the year ended December 31, 2012 for consulting services performed for an affiliated entity. This amount is included in fee income and represents 46% of total revenues for the year ended December 31, 2012. Of this amount, $20,000 remains in the Company's accounts receivable balance as of December 31, 2012, representing 80% of the total balance.

The Company earned and received $60,000 in commissions during the year ended December 31, 2012 for services performed for an affiliated entity. This amount is included in commissions and represents 31% of total revenues for the year ended December 31, 2012.

NOTE E – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2012 was $5,000. At December 31, 2012, the Company's net capital was $4,604 and net capital deficit was $396. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 8.3 to 1.

NOTE F – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

NOTE G – Commitments

The Company is required to distribute the first $85,000 of net profits subsequent to March 1, 2012 to one of its members, payable quarterly in arrears.

NOTE H – Reissuance of financial statements

Based on a review by FINRA of the December 31, 2012 audited financial statements and net capital computation, it was determined by FINRA that the Company's proprietary position that consisted of one stock with a market value of $5,600 was subject to a market rate blockage reduction of $980 when computing net capital. This resulted in a change to the computation of net capital requirement pursuant to Rule 15c3-3. The revised Company's net capital fell below the minimum requirement of $5,000. The adjusted net capital at December 31, 2012 was $4,604. The supplemental schedule "Computation of Net Capital Pursuant to Rule 15c3-1" was revised to reflect the investment security blockage reduction as well as a change to the haircuts on securities pursuant to Rule 15c3-1.

SUPPLEMENTARY INFORMATION

NMS FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

	DECEMBER 31, 2012
Total Members' Equity from Statement of Financial Condition	$ 31,392
Non-allowable assets:	
Accounts receivable	25,115
Securities not readily marketable	980
Total non-allowable assets	26,095
Net capital before haircuts on securities	5,297
Haircuts on securities pursuant to Rule 15c3-1	(693)
Net capital	4,604
Net capital requirement (6 2/3% of aggregate indebtedness or $5,000)	5,000
Net capital deficit	$ (396)
Total aggregate indebtedness	$ 37,995
Percentage of aggregate indebtedness to net capital	8.3 to 1

Reconciliation with Company's computation of Net Capital (included in Part ll A of Form X-17A-5 as of December 31, 2012)

	DECEMBER 31, 2012
Net capital, as reported in Company's Part ll A Focus Report (filed on January 30, 2013)	$ 26,781
Adjustments:	
Decrease in receivables	(19,156)
Increase in investments, less haircut	3,927
Increase in payables	(6,948)
Net capital, per December 31, 2012 audit report	$ 4,604

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part ll A of Form X-17A-5 as of December 31, 2012)

	DECEMBER 31, 2012
Total Aggregate Indebtedness, as reported in Company's Part ll A Focus Report	$ 31,047
Adjustments:	
Increase in payables	6,948
Total Aggregate Indebtedness, per December 31, 2012 audit report	$ 37,995

See accompanying notes to financial statements.

NMS FINANCIAL SERVICES, LLC

STATEMENT REGARDING RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule for the year ending December 31, 2012.

See accompanying notes to financial statements.

SUPPLEMENTARY REPORT

SS&G

Certified Public Accountants and Advisers

Chicago Office

225 West Illinois Street

Chicago, IL 60654

312-863-2300

fax: 312-863-2301

www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
NMS Financial Services, LLC
Beverly Hills, California

In planning and performing our audit of the financial statements of NMS Financial Services, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider a material weakness, as identified above, as of and for the year ended December 31, 2012, as it pertains to the Company's periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11):

- The Company was unable to timely obtain appropriate accounting records from the previous owner leading to material errors in the quarterly calculations and submissions of the aggregate indebtedness and the net capital computation as of and for the year ended December 31, 2012. The Company obtained these records after December 31, 2012 in conjunction with our audit requests. The Company will have full maintenance of the accounting records for the year ended December 31, 2013 and will properly compute and submit the quarterly calculations of the net capital computation. The Company will file an amended Focus report for the year ended December 31, 2012.

We have considered this deficiency in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of NMS Financial Services, LLC as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated July 25, 2013.

SS&G

www.SSandG.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

July 25, 2013

SS&G

www.SSandG.com